UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Information To Be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

(Amendment No. 1)*

WAVE Life Sciences Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

Y95308105

(CUSIP Number)

Ken Takanashi

St. Luke’s Tower 12F, 8-1, Akashi-cho, Chuo-ku,

Tokyo 104-0044, Japan

+81-3-5565-6148

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

With Copies To:

Benjamin O. Lang, Esq.

Morgan, Lewis & Bockius LLP

Roppongi Hills Mori Tower, 24th Floor, 6-10-1 Roppongi, Minato-ku

Tokyo 106-6124, Japan

+81-4578-2532

May 30, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because off §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y95308105	13D

1	NAME OF REPORTING PERSONS Shin Nippon Biomedical Laboratories, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 5,885,478
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 5,885,478
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,885,478
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. Y95308105	13D

1	NAME OF REPORTING PERSONS SNBL USA, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 286,663
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 286,663
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 286,663
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. Y95308105	13D

1	NAME OF REPORTING PERSONS Ken Takanashi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Not applicable
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,885,478
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,885,478
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,885,478
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 1 amends the Schedule 13D filed with the Securities and Exchange Commission on November 25, 2015. Unless otherwise stated herein, the Schedule 13D remains in full force and effect. Terms used herein and not otherwise defined herein shall have the meaning ascribed thereto in the Schedule 13D.

Item 2. Identity and Background

Paragraphs (c) – (f) of Item 2 are hereby amended and restated as follows:

(c) Schedule 1 and Schedule 2, which are attached hereto and incorporated by reference, sets forth the following information with respect to each executive officer and director of the Reporting Person: the persons’ (a) name, (b) business address, and (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Each of the executive officers and directors of the Reporting Person listed in Schedule 1 are citizens of Japan.

(d) Neither the Reporting Person, nor to the knowledge of the Reporting Person, any of its executive officers or directors listed in Schedule 1 and Schedule 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither the Reporting Person, nor to the knowledge of the Reporting Person, any of its executive officers or directors listed in Schedule 1 and Schedule 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the executive officers and directors of the Reporting Person listed in Schedule 1 and Schedule 2 are citizens of Japan.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

The information in this Item 5(a) and in Row 13 of each cover page to this Schedule 13D with respect to SNBL and Mr. Takanashi is based on an aggregate of 27,334,271 shares of the Issuer’s Ordinary Shares consisting of (i) 23,432,923 Ordinary Shares issued and outstanding as of July 7, 2016, based on information provided by the Issuer and (ii) 3,901,348 Ordinary Shares underlying immediately convertible Series A preferred shares of the Issuer held by SNBL.

The information in this Item 5(a) and in Row 13 of each cover page to this Schedule with respect to SNBL USA is based on an aggregate of 23,432,923 shares of the Issuer’s Ordinary Shares issued and outstanding as of July 7, 2016, based on information provided by the Issuer.

(a) SNBL may be deemed to beneficially own 5,885,478 of the Issuer’s Ordinary Shares, representing 21.5% of the Issuer’s issued and outstanding shares and consisting of (i) 1,697,467 Ordinary Shares held by SNBL; (ii) 286,663 Ordinary Shares held by SNBL USA; and (iii) 3,901,348 Ordinary Shares underlying immediately convertible Series A preferred shares held by SNBL.

Mr. Takanashi may be deemed to beneficially own 5,885,478 of the Issuer’s Ordinary Shares, representing 21.5% of the Issuer’s issued and outstanding shares and consisting of (i) 1,697,467 Ordinary Shares held by SNBL; (ii) 286,663 Ordinary Shares held by SNBL USA; and (iii) 3,901,348 Ordinary Shares underlying immediately convertible Series A preferred shares held by SNBL.

SNBL beneficially owns 286,663 of the Issuer’s Ordinary Shares representing 1.2% of the issued and outstanding Ordinary Shares of the Issuer.

Each of the Reporting Persons expressly disclaims beneficial ownership of the securities of the Issuer owned by all other Reporting Persons except to the extent of its or his pecuniary interest therein.

(b) SNBL and Mr. Takanashi share the power to vote or dispose of the: (i) 1,697,467 Ordinary Shares held by SNBL; (ii) 286,663 Ordinary Shares held by SNBL USA; and (iii) 3,901,348 Ordinary Shares underlying immediately convertible Series A preferred shares held by SNBL.

SNBL USA shares the power to vote or dispose of the 286,663 Ordinary Shares it holds.

(c) On November 16, 2015, in connection with the closing of the IPO, SNBL USA purchased 125,000 of the Issuer’s Ordinary Shares at $16 per share.

(d) No other person is known to have the right to receive, or the power to direct the receipt of dividends from, any proceeds from the sale of the Ordinary Shares of the Issuer beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following:

Stock Pledge Agreement

Pursuant to a Stock Pledge Agreement, dated May 30, 2016 (the “Stock Pledge Agreement”), SNBL USA has pledged 286,663 Ordinary Shares for the benefit of The Kagoshima Bank, Ltd. (“Kagoshima Bank”) in order to secure the obligations of SNBL under a Loan Agreement, dated May 30, 2016, between SNBL and Kagoshima Bank (the “Loan Agreement”).

The foregoing description of the Stock Pledge Agreement is qualified in its entirety by reference to the full text of the Stock Pledge Agreement, which is filed herewith as Exhibit 4.

Japanese Stock Pledge Agreement

Pursuant to the Letter of Confirmation of Collateral, dated May 30, 2016 (the “Japanese Stock Pledge Agreement”), SNBL has pledged 1,697,467 Ordinary Shares and 3,901,348 Ordinary Shares underlying immediately convertible Series A preferred shares for the benefit of Kagoshima Bank in order to secure the obligations of SNBL under the Loan Agreement.

The foregoing description of the Japanese Stock Pledge Agreement is qualified in its entirety by reference to the full text of the Japanese Stock Pledge Agreement, an English translation of which is filed herewith as Exhibit 5.

Item 7. Materials to Be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the following:

Exhibit 4: Stock Pledge Agreement, dated May 30, 2016, by and between SNBL USA and Kagoshima Bank.

Exhibit 5: English translation of the Japanese Stock Pledge Agreement, dated May 30, 2016, by and between SNBL and Kagoshima Bank.

[The remainder of this page intentionally left blank]

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 1 is true, complete and correct.

July 26, 2016

By:	/s/ Ken Takanashi
Ken Takanashi

Shin Nippon Biomedical Laboratories, Ltd.

By:	/s/ Ken Takanashi
	Name:	Ken Takanashi
	Title:	Executive Vice-President

SNBL USA, Ltd.

By:	/s/ Ken Takanashi
	Name:	Ken Takanashi
	Title:	Director

SCHEDULE 1

The following table sets forth the name and present principal occupation or employment, for each executive officer and director of Shin Nippon Biomedical Laboratories, Ltd. Each of the executive officers and directors of Shin Nippon Biomedical Laboratories, Ltd. listed below is a citizen of Japan.

Shin Nippon Biomedical Laboratories, Ltd.

Name	Principal Business Address	Present Principal Occupation
Ryoichi Nagata	2438 Miyanoura-cho Kagoshima City, Kagoshima 891-1394, Japan	Chairman and Executive Director, President

Toshihiko Seki	2438 Miyanoura-cho Kagoshima City, Kagoshima 891-1394, Japan	Vice Chairperson Representative Director

Koichiro Fukuzaki	2438 Miyanoura-cho Kagoshima City, Kagoshima 891-1394, Japan	Vice-Chairman of the board

Ken Takanashi	2438 Miyanoura-cho Kagoshima City, Kagoshima 891-1394, Japan	Executive Vice-President

Satoshi Matsumoto	2438 Miyanoura-cho Kagoshima City, Kagoshima 891-1394, Japan	Board Director

Kazumi Uchi	2438 Miyanoura-cho Kagoshima City, Kagoshima 891-1394, Japan	Board Director

Hideyuki Hirama	2438 Miyanoura-cho Kagoshima City, Kagoshima 891-1394, Japan	Board Director

Shinji Nitanda	2438 Miyanoura-cho Kagoshima City, Kagoshima 891-1394, Japan	Board Director

Shinichi Fukumoto	2438 Miyanoura-cho Kagoshima City, Kagoshima 891-1394, Japan	Board Director

Takashi Yamashita	2438 Miyanoura-cho Kagoshima City, Kagoshima 891-1394, Japan	Board Director

SCHEDULE 2

The following table sets forth the name and present principal occupation or employment, for each executive officer and director of SNBL USA, Ltd. Each of the executive officers and directors of SNBL USA, Ltd. listed below is a citizen of Japan.

SNBL USA, Ltd.

Name	Principal Business Address	Present Principal Occupation
Ryoichi Nagata	6605 Merrill Creek Parkway Everett, WA 98203	Director, Global CEO & Chairman

Toshihiko Seki	6605 Merrill Creek Parkway Everett, WA 98203	Director, Global CFO

Hideshi Tsusaki	6605 Merrill Creek Parkway Everett, WA 98203	Director, President & CEO

Ken Takanashi	6605 Merrill Creek Parkway Everett, WA 98203	Director

Hideyuki Hirama	6605 Merrill Creek Parkway Everett, WA 98203	Director